Exhibit 99.2

TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE PERIOD ENDED JULY 31, 2012

September 26, 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States), and should be read in conjunction with the consolidated financial statements as of July 31, 2012.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at September 18, 2012, should be read in conjunction with the July 31, 2012 unaudited condensed consolidated interim financial statements of the Company.

DESCRIPTION OF BUSINESS

Our Company name became “Titan Trading Analytics Inc.” when we filed an amendment to our Articles of Incorporation on November 14, 1994. Our registered and records office is located at Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7. The telephone number of that office is 780-438-1239.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

The Company is a financial software developer that has developed proprietary market timing, trading analytics and automated trading execution software called Titan TickAnalyst (“TickAnalyst”). TickAnalyst, when assembled with other third party components, forms a complete automated trading system capable of transforming real-time market data into executed trading orders. TickAnalyst is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

The Company continues to expend all of its efforts developing the TickAnalyst software and the operational infrastructure required for full-time commercial use. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.

The Company has focused its attention on development of complex event processing software trading technology over the last several years. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States. The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, we expect to conduct trading operations for our own behalf and/or in joint ventures. Competitors include many other firms that offer trading systems.

Titan believes that few of these competitors incorporate a multi-time frame analysis the way Titan does and none would deliver signals generated by the same algorithm.

Titan Internal Trading Tools

Titan currently trades in a proprietary trading account using the TopView suite of products. TopView is a fully integrated, scalable algorithmic trading system that incorporates a variety of trading models, including trend-following, countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TopView has the capability to analyze data feeds available from a number of the world’s stock exchanges. With ultra high-speed analysis capabilities, TopView is designed to analyze hundreds of thousands of ticks per second per server and from that analysis generate carefully selected trading signals with a favorable probability of success for each trade.

TopViewSuite is a group of software applications, used for internal trading purposes only:

1.	Trade Recommendation Engine (TRE), also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s order management software, used to execute and manage trades.
3.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
4.	Several back end data management tools, with internal names to manage data.

These parts, when assembled with other third party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders. The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time. When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the internet to the RediPlus trade execution engines. Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present. The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan has access to a $5 million proprietary trading account through a partnership with Compo Investments through a combination of manual, “GreyBox” discretionary trading and automated “BlackBox” computer based trading.

GreyBox Trading

GreyBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the trader applies judgment before manually allowing the signals to be executed as trades. Thus, GreyBox mode allows the power of automation to be controlled by human discretion. It is a useful mode for operation while the software is being refined to make it perform with the expertise of a human trader.

The concept behind Titan’s GreyBox trading mode has four elements:

1.	present the trader with high quality technical based trading opportunities;
2.	allow the GreyBox trader to have complete control over which trades are executed;
3.	automate the order entry and exit process; and
4.	manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of our GreyBox mode trading software is to allow that trader to execute a greater number of trades with a greater probability of achieving a profit than without the software. The combination of all four features can dramatically increase the number of trades that even an experienced trader can execute.

BlackBox Trading

BlackBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the signals are immediately and automatically executed as trades. Thus, BlackBox mode allows the power of automation to be applied with no human discretion. Titan’s goal is to conduct all of its trading operations in BlackBox mode. Achieving BlackBox mode requires a great deal of refinement in the trading systems’ rules and settings so the software can perform with the judgment of a human trader.

The concept behind Titan’s BlackBox trading mode has three elements

1.	generate high quality technical based trading opportunities;
2.	automate the order entry and exit process; and
3.	manage risk on dozens of open positions with automation.

In each case, the benefit of BlackBox mode trading software mode is to allow the system to execute a large number of trades with no decision-making required on the part of the operator.

Titan External Trading Tools for other institutional and retail traders

In September, 2010, Titan migrated the “best of breed” of its TopView products to a hosted web based delivery mechanism known as TickAnalyst.

TickAnalyst incorporates over a dozen trading models that have been shown to be effective analytical tools in all market conditions, including counter-trend and mean reversion models for volatile sideways markets and trending models for directional trending markets.

The software is a product of years of research and development and incorporates Titan’s suite of proprietary mathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. The software has been trained to recognize complex patterns through tens of thousands of iterations in Titan’s Trade Recommendation Engine™ (TRE). This pattern recognition ability allows the software to generate buy and sell signals on stocks, ETFs, futures and currencies. Those signals are then delivered quickly and easily to any traders desktop via a browser-based application that is complementary to any institutional trading system. Titan manages and hosts the technology infrastructure at a neutral co-location data center. The platform combines tightly integrated proprietary components, including a Complex Event Processing Engine (CEP), High Frequency Tick Database, BlackBox, Direct Market Access System (DMA), and FIX Engine. Trade signals received in Titan’s TickAnalyst application can be electronically traded by any FIX-based EMS or OMS. The trade signals can also be integrated into most third party charting packages.

Recent Milestones

May 9, 2012- The company announced the release of a new version of its TickAnalyst product which enables users to electronically trade Titan’s medium frequency buy and sell signals to any FIX-based execution destination.

The sophisticated architecture of TickAnalyst is designed to perform thousands of calculations per second, isolating specific market events that result in a high probability of a profitable outcome within predefined periods. Titan provides these calculated probabilities to its clients to enable them to optimize their decision making process allowing them to find signals that match their trading criteria.

Titan’s partner for FIX services, EZX, is certified with over 90 brokers, exchanges and trading system vendors worldwide, providing fully managed service testing and connection monitoring. Connections can be made over major trading network providers, or securely over the Internet. “We look forward to providing our buy side clients with actionable trade ideas and confirmations as well as generating new order flow for our sell side partners” commented John Coulter, President and CEO of Titan. “With so much focus on high frequency trading, a void has been created between splitting milliseconds in full automation and longer term research reports targeted at portfolio managers. Titan’s medium frequency strategies identify gaps and trends which last for days to weeks by mining massive amounts of traditional and untraditional data.”

April 5, 2012 - Titan signed a license agreement with Tradewire Securities (FINRA and NFA member), a global financial services solutions provider, which offers advanced trading technology and execution services to institutions and high net worth individuals. Headquartered in Miami, Tradewire specializes in providing two-way access to and from Latin America by offering a state-of-the-art customer-centric platform with access to global equity and debt markets. Tradewire has licensed Titan’s TickAnalyst web based product specifically for signals on Intraday ETFs and swing trading recommendations on over 1800 U.S. stocks.

Titan TickAnalyst provides tradable streaming research built on a massive database of 10 years of tick data, volatility data, conditional events and social media sentiment. The platform is a multilayered trading technology which provides proprietary semi-automated models for intraday, swing and portfolio trading. Its highly sophisticated architecture is designed to perform thousands of decisions per second, isolating specific “rare market events” that result in a high probability of profitable success when the optimum conditions align. The service is hosted in a private cloud which enables Titan to monitor real-time data and simultaneously sift through terabytes of historical data to generate behavioral trade recommendations.

“Tradewire and Titan share a similar core value of providing “high-touch” and customized service to our clients” stated John Coulter, President and CEO of Titan. “Titan added ETF coverage at the request of Tradewire and our research team responded expeditiously. We look forward to working closely with Tradewire to continue to add value to investors globally.”

January 9, 2012 - Penton’s Registered Rep, the source for financial advisors and wealth managers, announced two new offerings on www.registeredrep.com to help advisors make investment decisions using social behavioral research. The tools were exclusively developed by Titan Trading Analytics (TSXV: TTA). This will be the first time that Registered Rep and Titan have collaborated to create a financial information and investment tool.

December 6, 2011 - A2 Capital Selects Titan TickAnalyst for Research and Semi-Automated Trading. The company has entered into a license agreement with A2 Capital Management, an alternative asset management firm in Calgary, Alberta which specializes in US and Canadian Equities and Equity Options. A2 is a King/Short Fund which was looking to incorporate more quantitative strategies into their investment approach. Titan’s streaming research can be traded electronically via the FIX protocol to any execution destination.

October 24, 2011 - MB Trading Adds Titan Social Behavioral Research to Partner Program.

Titan announced an agreement with MB Trading for use of TickAnalyst™, proprietary social behavioral research from Titan. Titan is to provide valuable trade signals and behavioral research on North American stocks. TickAnalyst™ hosts a massive financial database comprised of 10 years of price, volume and volatility data along with daily social media stock data, and quantifies and qualifies stocks using a series of 14 proprietary algorithms. The service streams out trade signals on individual stocks as well as Finance 2.0 research reports which mash up web analytics, social media sentiment and quantitative research on all major industry sectors of the S&P 500.

October 4, 2011 - Titan Trading Analytics Retains Macam Investor Relations

Titan advised that it has entered into a consulting agreement with Macam Investor Relations ("Macam IR") to provide investor relation services, subject to regulatory and TSX Venture Exchange ("TSXV") approval. Macam IR is to initiate and maintain contact with the financial community, shareholders, investors and other stakeholders for the purpose of increasing awareness of Titan Trading and its activities.

The initial term of the agreement between Titan Trading and Macam IR is for a one year period subject to renewal or earlier termination by either party subject to the terms of the agreement. Macam IR will receive a monthly fee of $4,200. In addition, subject to regulatory approval, Macam IR will be granted 1,400,000 options at an exercise price of $0.16. The stock options will fully vest over the next 12 months and will expire two years from the date of issuance.

June 28, 2011, - The Company announced a reseller agreement with PWM Capital, an independent Canadian full service investment dealer.

A member of the Investment Industry Regulatory Organization of Canada (IIROC), and the Canadian Investor Protection Fund (CIPF), PWM Capital is a leader in wealth management, trading strategy and execution and a financial intermediary in the Quebec Immigrant Investor Program. PWM has relationships with world class financial service providers. This ensures clients receive the best independent advice and leading edge products and services available in the market.

“We are extremely excited to be able to offer Titan’s products to our institutional clients,” said Troy Russell, VP Trading at PWM. “We strive to provide our clients with cutting edge, world-class trading products and services. This strategic partnership with Titan will continue to enable us to meet that goal.”

“We are pleased to have PWM selling Titan’s TickAnalyst and Behavioral Research Dashboards out to hedge funds across Canada,” commented John Coulter, CEO of Titan. “Titan is dedicated to providing expensive and hard to obtain data, research and trading strategies to firms who want the same alpha generation ideas typically only available to multi-billion dollar hedge funds. Independence and neutrality are vital to our operations and PWM shares those same values in servicing their customers.”

TickAnalyst provides automated trade recommendations made available via 14 trading models that have been shown to be effective analytical tools in all market conditions, including counter-trend and mean reversion models for volatile sideways markets and trending models for directional trending markets. The software is a product of years of research and development and incorporates Titan's suite of proprietary mathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. Titan’s Behavioral Research Dashboards aggregate social and behavioral data with quantitative price data into a compelling and understandable digital user interface. Titan’s research content is a convergence of important and critical technical, social and behavioral data related to a sector, theme, or stock. By creating a smarter narrative with both a qualitative and a quantitative element, a Web 2.0 approach to independent research is achieved.

June 10, 2011—The Company announced that Cornwall Investments LLC is taking a 13% ownership stake in the company, subject to TSX approval. Cornwall makes investments in both public and private entities that are primarily involved in the hedge fund support and commodities industries although it is not limited to such.

The investment in Titan was initiated by Cornwall’s Managing Director Robert Aaron, who is also CEO of Gilwern Associates, a hedge fund consulting firm. He serves as Vice Chairman of HedgeServ, a hedge fund administrator and Investor Analytics, a firm that offers a risk solution to the alternatives industry. Previously Mr. Aaron was Chief Executive Officer of DPM Mellon LLC, a diversified hedge fund administrator he founded in 1994.

Mr. Aaron was previously Chairman of the Board of the Managed Funds Association (MFA), the trade group for the United States hedge fund industry. He also served as Conference Chairman and was a Director and Treasurer of the MFA. Mr. Aaron is a member of the Founder's Council of the Greenwich Roundtable, a non-profit research and education group dedicated to investors in alternative investments. He serves on the group’s Education and External Affairs Committees. Mr. Aaron has over 30 years of experience in trading operations and risk management, asset allocation and investment accounting, and is a recognized expert in the hedge fund industry. He has published several articles on hedge funds, on both operational and risk transparency issues. “We are extremely pleased to announce Cornwall as our first institutional investor”, commented John Coulter, President and CEO of Titan. “This investment is a strong validation of Titan’s mission to democratize quantitative research for hedge funds globally. Bob Aaron has an incredible reputation amongst the hundreds of firms he’s serviced during his prestigious career. We will also gain valuable insight from Gilwern as we rapidly expand Titan’s presence in the alternative investment space.”

June 2, 2011 - The Company entered into a new alliance with the Georgia Institute of Technology Georgia Tech) Master of Science Degree program in Quantitative and Computational Finance (QCF). The alliance gives Georgia Tech QCF students access to Titan’s trade signal database which is derived from price and volatility data, machine readable news and social media sentiment, which Titan uses to provide market professionals with high probability behavioral trade recommendations.

"Georgia Tech offers great opportunities for students in the MS QCF program to collaborate with global financial services firms," says Dr. Shijie Deng, Director of the QFC program. "By forging close relationships with innovative companies in the Atlanta area like Titan, QFC students will continue to have a significant advantage as they enter the job market with unique and practical experience."

Titan’s core product (TickAnalyst) provides a tradable research solution combining multi-layered trading technology with proprietary automated models and risk management tools for institutions. Its highly sophisticated architecture is designed to perform thousands of decisions per second, isolating specific “rare market events” that result in a high probability of profitable success when the optimum conditions align.

“We have accumulated a unique database of quantitative and qualitative data from structured and unstructured sources” stated John Coulter, President and CEO of Titan. The number of social media sites and amount of stock related commentary available in digital format is growing exponentially. We are pleased to share our tick data & behavioral trading signal database with students of the QCF program and allow them to mine our database for all manner of quantitative modeling & research purposes.”

Titan’s data center is managed by Colocube via the “Platform Equinix” private cloud in downtown Atlanta. The power of the cloud enables Titan to monitor real-time data and simultaneously sift though terabytes of historical data to generate behavioral trade recommendations. Colocube employs best practices in security and monitoring to ensure the highest level of protection for Titan and its customers.

April 26, 2011 - The Company announced that it has entered into a revenue-sharing agreement with Penson Financial Services, Inc. (PFSI), the US securities clearing unit of Penson Worldwide, Inc. (NASDAQ: PNSN) to offer Titan’s trade recommendations to PFSI’s retail and institutional correspondent brokerage firms.

TickAnalyst’s proprietary algorithms analyze historical equities tick data, combined with social media sentiment, to generate buy/sell recommendations. Recommendations can be streamed via PFSI’s API or Titan’s browser application. Orders can be electronically executed through PFSI’s FIX Gateway.

“This is the first time retail brokers will be able to provide customers with quantitative trading signals that incorporate social media sentiment,” said Sean Malloy, Senior Vice President & Director of Global Sales & Marketing, Penson Worldwide. “It also is the first time independent institutional brokers will be able to provide clients with a signal service at a far more economical price than buying it from bulge bracket brokers or purchasing one directly. We believe it will be particularly appealing to our active retail and high volume institutional brokers.”

“Titan is democratizing quantitative research for any type of trader or investor”, stated John Coulter, Titan’s CEO. “We are breaking down a huge barrier to entry by hosting hard to obtain research and technology which to date, only elite brokers and hedge funds have leveraged to their advantage. As the amount of data continues to grow into the billions of data points a day, alpha generation becomes more and more challenging for the average trader. Titan does all the heavy lifting and streams out research content which is tradable in any existing EMS or OMS. It’s also useful as a confirmation tool for traders with their own strategies.”

February, 2011 – The Company migrated all essential operating equipment to a Private Cloud facility in Atlanta, GA, enabling the Company to quadruple its processing power for research, development and production services.

February, 2011 - UNX Catalyst® Boosts Marketplace Offering with New Behavioral Trading Technology From Titan Trading Analytics Sophisticated pattern-recognition algorithms generate buy and sell signals to give traders an edge when human emotion drives markets.

Traders know that such emotions as greed, fear and irrational exuberance can often influence trading prices and market direction. Now they can act ahead of the herd, thanks to an integrated offering from innovative trading technology provider UNX LLC (www.unx.com) and software developer Titan Trading Analytics (TSX Venture: TTA, OTC Bulletin Board :TITAF).

The firms have developed a plug-in that streams behavioral research and trade strategies from Titan's TickAnalyst™ system into the Catalyst platform. Based on the science of behavioral finance, TickAnalyst's proprietary pattern recognition algorithms factor in emotions ranging from euphoria to confidence to panic. The models were developed and extensively back-tested using ten years of historical equities tick data, machine-readable news and social media sentiment.

The TickAnalyst system simultaneously runs all models through its complex event processing (CEP) engines to "sense" certain market behavior and generate trade signals before herd mentality takes over. Traders often receive higher-probability trade ideas hours—or even days—ahead of market correction.

The Catalyst integration also allows traders to immediately act on buy and sell recommendations by placing orders from the independent, broker-neutral Catalyst EMS (Execution Management System).

Titan was able to initiate development of the plug-in application using UNX's advanced Software Development Kit (SDK), according to Titan President and CEO John Coulter.

"Catalyst's open-technology framework and SDK made it extremely easy for us to integrate with TickAnalyst," Coulter affirms. "We're excited to join the Catalyst Marketplace, and look forward to helping UNX clients increase their trading productivity with our actionable behavioral research content."

UNX Global Head of Product Management Ruth Colagiuri states that the inclusion of such unique, third-party services into Catalyst underscores the value proposition of the platform for traders, as well as a delivery vehicle for firms who want to extend services to a broader client base.

"The Catalyst business model has always been about more than just providing an EMS and order-routing network," Colagiuri explains. "We are actually building a global community of trading participants and third-party vendors who are developing their own Catalyst plug-ins to create customized trading solutions. The Catalyst SDK is both intuitive and comprehensive and we are seeing increasing adoption of this model."

UNX recently announced the integration of data and research services into Catalyst from International Class Actions Management (ICAM) to help traders limit exposure to risk. The plug-in access to ICAM's global database of securities class actions, bankruptcies and government disgorgements was also developed using UNX's SDK.

Available to clients, broker-dealers, exchanges and third-party application vendors to develop applications or add-ins for use in Catalyst, the UNX SDK includes multiple open APIs that provide access to thousands of callable functions and support a broad range of programming languages. Users can quickly add functionality, update their offerings and integrate applications without having to involve the UNX development staff and incur additional development costs.

About UNX LLC

Founded in 1999, UNX is an independent trading technology firm and agency broker that provides advanced electronic trading technology for the institutional trading community through its open-architecture platform Catalyst®. A broker-neutral offering, Catalyst streamlines multi-broker trading workflow and serves as an efficient delivery mechanism for broker-dealers and third-party vendors to distribute and update their offerings to clients. UNX has offices in New York and Los Angeles.

February, 2011 – the Company announced that it has incorporated 12 years of historical and intraday textual sentiment data from behavioral finance pioneers MarketPsych LLC of Santa Monica, California.

The MarketPsych Data Feed provides intraday updates gathered from earnings call transcripts, chats forums, and social media sites. MarketPsych’s innovative software engine aggregates sentiment, topic and tone from millions of online conversations and normalizes the data for quantitative research applications. The feed currently includes ticker-specific data on over 6,000 U.S. equities symbols updated on an hourly basis, and the historical database includes over 12 years of textual sentiment data.

"Our models are designed to find “hidden footprints” around a stock price,” stated John Coulter, President & CEO of Titan. “Recent studies indicate that Twitter buzz can predict the movement of a stock prior to any official news being released by a company. MarketPsych is able to collect and score emotional sentiment based on a series of sophisticated behavioral algorithms. When we back-tested the data stream with our own proprietary research tools, we found a noticeable correlation in the probability of an event occurring. The addition of MarketPsych Data will enable our system to quickly pick-up unforeseen events and improve the quality of our trade recommendations.”

"As an add-on to traditional trading models, behavioral data is the next frontier for traders seeking new rich sources of alpha. Until recently there was no authoritative time series of ticker-specific sentiment information from social media. MarketPsych Data is that source," stated MarketPsych Managing Director Richard Peterson.

About MarketPsych

MarketPsych LLC is a leader in behavioral finance research and consulting, integrating the competitive advantages derived from behavioral economics into products and trainings for the worlds' largest investment banks and brokerages. Over the past seven years the MarketPsych team developed proprietary text analysis software that identifies and quantifies economically predictive sentiments such as optimism and pessimism, tones such as uncertainty and urgency, and topics such as management changes and debt defaults from social media, blogs, financial news, and executive interviews. After quantifying this information the data feed distributes the raw data and graphical tools to analysts, fund managers, and news services who want to understand the deep forces that move markets. For more information on MarketPsych LLC please visit www.marketpsychadvisor.com.

January, 2011 – The Company, a hosted provider of behavioral research and trading strategies announced today that it has incorporated 10 years of tick data for all components of the S&P/ Toronto Stock Exchange Composite Index into its Trade Recommendation Engine™.

"This is an important step for Titan to appeal to global institutional investors,” added John Coulter, President & CEO of Titan. “The TSX is the third largest exchange in North America and 8th largest globally, comprised of some of the world’s most actively traded banking and energy stocks. Titan’s research analysts have spent tens of thousands of hours devising and optimizing our unique set of trading strategies which factor in a wide range of trader emotions and help users steer clear of human pitfalls. We plan on initiating coverage for stocks which trade on major European and Asian indices later in the year.”

Titan’s research combines ten years of historical equities tick data, machine readable news sentiment and proprietary behavioral sentiment which are run through a dozen unique trading strategies. Trade recommendations are streamed into Titan’s browser-based TickAnalyst™ application or through an API for third party systems. Titan also provides trade recommendations on all constituents of the S&P 500 and Russell 2000 Indices.

October, 2010 - The Company announced the availability of its TickAnalyst™ Automated Behavioral Trading software-as-a-service offering. “By incorporating behavioral elements into our proprietary models, Titan is addressing arguably the hottest area of the financial industry, which is still recognized as being technologically behind the substantial academia that already supports it,” stated Titan CEO John Coulter. “Inherent in human psychology are feelings of over-exuberance, extreme pessimism and indifference, and these emotions directly influence the perception of risk. By applying a systematic approach, Titan is attempting to model the human mind’s attitude towards trading by overcoming these deficiencies and enabling orders to be executed in the face of adversity, particularly when known events with a high probability of success converge.”

Company Personnel

June, 2012, - Phillip Carrozza resigned from the BOD and his position within the company.

September, 2011 - The Company brought on a VP of Client Services, Andrew Saideman, to manage ramp of software support as the user base is expected to rapidly grow. Mr. Saideman is a licensed broker and portfolio manager with over 25 years of trading experience globally.

June, 2011 - The Company hired a full time sales director, Gary Conley, who had previously been a sales trader for the past 15 years.

January, 2011 - The entire engineering team in Edmonton, Alberta, was replaced by a team of 3 consultants in Mumbai, India with institutional trading system experience. As of March 2011, that team consisted of 5 individuals.

The Company hired John J. Coulter, a management consultant with 20 years of experience in the financial trading software industry to provide management with direction and advice on product development and marketing. Mr. Coulter accepted the role of President & CEO in September 2010.

Marketing and Sales

In conjunction with Mr. Coulter’s hiring, the Company has developed a comprehensive business and marketing plan covering operations to the end of the year and beyond.

Intellectual Property Transfer Agreements

During the year ended October 31, 2011, the Company completed the transfer of intellectual property from Messrs Philip Carrozza and Michael Gossland, and now wholly owns the TickAnalyst technology in its entirety.

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity Placements:

a)

December 3, 2010 - The Company completed a non-brokered private placement of units which raised CDN $1,022,125. The private placement consisted of 10,221,250 units at CDN $0.10 per unit for total proceeds of $1,022,125. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable onto one common share at a price of $0.30 per common share during the 2 year period following the closing date and will expire December 3, 2012. The Company paid a total of $88,250 in finder’s fees to arm’s length parties. The units and the common shares issuable upon exercise of the warrants are subject to a four month restricted period which expires on April 4, 2011.

b)

June 10, 2011 - The Company completed a non-brokered private placement of units which raised CDN $1,948,400. The private placement consisted of 19,484,000 units at CDN $0.10 per unit for total proceeds of $1,948,400. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of CDN$0.33 per common share during the 2 year period following the closing date and will expire June 10, 2013. The Company paid a total of CDN $38,640 in finder’s fees to arm’s length parties. The units and the common shares issuable upon exercise of the warrants are subject to a four month restricted period which expires on October 11, 2011.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2012, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash, short-term investments, accounts payable, loans and advances and convertible debentures. The fair values of cash, short-term investments, accounts payable and convertible debentures approximate their carrying values due to their short-term nature. The fair value of the loans and advances cannot be reliably determined as there is no market for loans that do not bear interest and have no terms of repayments. The Company is exposed to foreign currency risk as a result of its operations in the United States.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada and the United States. To date, the Company has not generated revenues, and has relied on funding through private placements.

Warrants & Options:

As at July 31, 2012, a total of 4,406,666 options expired/cancelled. No options were granted during the period ended July 31, 2012. As well, as at July 31, 2012, a total of 5,528,750 warrants expired.

Warrants Extended:

October 15, 2011 – The Company extended the expiry date of certain of its outstanding common share purchase warrants. In 2009, the Company issued 2,778,000 warrants with an exercise price of $0.50 per common share and expiring on October 15, 2011. The Company extended the expiry date of such warrants until October 15, 2013.

July, 2010 – The Company extended the expiry date of certain of its outstanding common share purchase warrants. In 2008, the Company issued 1,017,500 warrants with an exercise price of $0.40 per common share and expiring on July 29, 2010. The Company extended the expiry date of such warrants until July 29, 2012.

August, 2010 – The Company extended the expiry date of certain of its outstanding common share purchase warrants. In 2008, the Company issued 2,500,000 warrants with an exercise price of $0.40 per common share and expiring on August 19, 2010. The Company extended the expiry date of such warrants until August 19, 2012.

RESULTS OF OPERATIONS

The net loss of $1,967,809 (2011 - $1,767,561) ending July, 2012 consisted of: research and development fees of $608,179 (2011- $440,933), general and administration (including stock option expense) of $1,184,496 (2011 - $1,127,323), amortization of property and equipment of $99,162 (2011 - $91,277), amortization of technology rights of $45,000 (2011– $45,000), bank charges and interest (including convertible debenture interest) of $31.511 (2011 - $30,864), Loss on foreign exchange $19.45 (2011 -$32,164) and loss on sale of property and equipment $9,152 (2011 – NIL)

SUMMARY OF QUARTERLY RESULTS

		For the three month period ended
		July 31, 2012		Apr 30, 2012		Jan 31, 2012		Oct 31, 2011
Net sales/total revenues	$	---	$	---	$	---	$	---
Net loss		$463,415		$792,974		$875,912		$363,337
Net loss per share (fully diluted)		.018		.013		.003		.003

		For the three month period ended
		Jul 31, 2011	Apr, 30, 2011	Jan 31, 2010	Oct, 31, 2010
Net sales/total revenues	$	---	---	---	---
Net loss		$363,337	$662,704	$875,912	$1,028,725
Net loss per share (fully diluted)		.003	.007	.0081	.01

The condensed consolidated interim financial statements present the Company’s initial financial results of operations and financial position under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as at and for the nine months ended July 31, 2012, including 2011 comparative periods. They have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards and with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Please refer to Interim Financial Statements ending July 31, 2012 for further details.

LIQUIDITY

As at July 31, 2012, The Company was holding cash of $10,152, and had a working capital deficit of $748,217. Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

Currently the Company is in negotiations with several groups regarding additional funding sources to meet its general and administrative expenses as well as any additional research and development that may be required. The Company is currently dealing with qualified/sophisticated investors in order to secure, either through private placements or loans, the capital required. As this is an ongoing exercise, the Company will provide additional details once they are made available.

The ability for the Company to secure additional financing required to become cash flow positive is a risk. The ability for Titan to provide technical support for its grey box software is a risk.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

Period ended July31,	2012	2011
Management and consulting fees	$115,999	$135,000
Research and development	$156,666	$178,044

Management and consulting fees are paid to a director of the Company and a company controlled by an officer for providing management services.

Research and development fees are paid to directors and companies controlled by directors for their services in providing software development and software testing.

Included in accounts payable and accrued liabilities is $14,576 payable to directors of the Company or companies controlled by directors or officers.

The related party transactions are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of September 26, 2012

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	112,724,278
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of September 24, 2012

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	345,000	$0.37	Jan. 28, 2013	N/A
Stock Options	125,000	$0.36	November 7, 2013	N/A

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	50,000	$0.305	January 26, 2014	N/A
Stock Options	565,000	$0.33	March 6, 2014	N/A
Stock Options	700,000	$0.25	November 13, 2014	N/A
Stock Options	740,000	$0.17	March 3, 2015	N/A
Stock Options	100,000	$0.17	May 28, 2015	N/A
Stock Options	50,000	$0.10	October 15, 2015	N/A
Stock Options	1,930,000	$0.11	November 3, 2015	N/A
Stock Options	300,000	$0.13	November 16, 2015	N/A
Stock Options	3,770,000	$0.14	November 24, 2015	N/A
Stock Options	500,000	$0.13	December 3, 2015	N/A
Stock Options	200,000	$0.13	December 22, 2015	N/A
Stock Options	2,000,000	$0.10	March 15, 2016	N/A
Stock Options	50,000	$0.10	March 31, 2016	N/A
Stock Options	1,100,000	$0.10	June 1, 2016	N/A
Stock Options	140,000	$0.15	Sept. 20, 2016	N/A
Stock Options	1,500,000	$0.14	Oct. 11, 2016	N/A
Stock Options	4,000,000	$0.10	August 27, 2017	N/A

Purchase Warrants	2,778,000	$0.50	Oct. 15, 2013	N/A
Purchase Warrants	19,824,500	$0.30	October 12, 2012	N/A
Purchase Warrants	450,000	$0.30	October 20, 2012	N/A
Purchase Warrants	5,110,625	$0.30	December 3, 2012	N/A
Purchase Warrants	19,484,000	$0.33	June 10, 2013	N/A

SUBSEQUENT EVENTS

August 31, 2012 – The company announced the closing of a non-brokered private placement which raised $250,000 in convertible debentures (“Debentures”). The Debentures will mature 24 months from the date of issuance (“Maturity Date”) and bear an annual interest rate of 10%. The Maturity Date may be reduced to 12 months at the debenture holder’s discretion. The Debentures will be convertible into units at a deemed price of $0.10 per unit (“Conversion Price”) on or before the Maturity Date. Each unit consists of one common share (“Share”) and one-half of one Share purchase warrant that is exercisable at a price of  $0.10 per Share for up to 6 months from the date of conversion.

The company also announced that, subject to regulatory approval, the Company intends to grant an additional 4,000,000 stock options, in the aggregate, to Directors and Consultants of the Company. The options will have an exercise price of $0.10, with vesting over an eighteen-month period and a five year term to expiry.

September 21, 2012–The company announced it intends to proceed with a Private Placement offering up to 50,000,000 units (“Units”) at a subscription price of $0.01 per Unit for gross proceeds of up to $500,000. Each Unit will consist of one (1) common share (“Common Share” )in the capital of Titan and one (1) common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share for a price of $0.05 per Common Share during year one and $0.10 during year two following the date of closing. The private placement will be conducted in reliance upon certain prospectus and registration exemptions.

RECENT AND NEW ACCOUNTING PRONOUNCEMENTS

Recent Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06 Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll-forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010.

In January 2010, the FASB issued ASU No. 2010-05 Compensation - Stock Compensation (Topic 718). This accounting standards update codifies EITF Topic D-110, Escrowed Share Arrangements and the Presumption of Compensation. When evaluating whether presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. An escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation.

In April 2010, the FASB issued ASU No. 2010-13 Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award.

In December 2010, the FASB issued ASU No. 2010-28 Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Non-public entities may early-adopt the amendments using the effective date for public entities.

In December 2010, the FASB issued ASU No. 2010-29 Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity, as defined by Topic 805 Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early-adoption is permitted.

In May 2011, the FASB issued ASU No. 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU No. 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification™ (“Codification”) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For non-public entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Non-public entities may apply the amendments in ASU No. 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Codification to allow an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For non-public entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early-adoption is permitted.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This objective of this ASU is to provide an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued.

In December 2011, the FASB issued ASU No. 2011-11 Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented. ASI No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. IFRS will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on November 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended October 31, 2011.

The Company has completed a comprehensive review of its accounting policy options under IFRS, evaluated the impact of the conversion on the Company’s consolidated financial statements and is in the process of preparing an opening balance sheet for November 1, 2010 under IFRS.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.